Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

27 July 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the following stock exchange announcement issued on behalf of Kelda Group plc earlier today:

- Annual Information Update
- Holding(s) in Company
- Results of AGM

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Annual Information Update
Released	16:37 07-Jul-06
Number	PRNUK-0707

Annual Information Update (`AIU') for the 12 months up to 28 June 2006

1. Introduction

1.1 Kelda Group plc (the `Company') published its annual financial statements for the year ended 31 March 2006 on 28 June 2006. This AIU is made in accordance with the requirements of Prospectus Rule 5.2 and not for any other purpose. The information referred to below is not necessarily up-to-date as at the date of this AIU and the Company does not undertake any obligation to update any such information in the future.

1.2 This AIU contains a list of:

* Announcements made via a Regulatory Information Service (`RIS');

* Documents filed with the UK Registrar of Companies (`Companies House');

* Documents filed with the Financial Services Authority; and

* Documents published and sent to shareholders.

1.3 The Company is publishing the AIU via and RIS today and making it available on its website at www.keldagroup.com

2. Regulatory Announcements

2.1 The following regulatory announcements have been made by the Company via an RIS during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com and on the Company's website at www.keldagroup.com

These announcements have also been notified to the US Securities and Exchange Commission.

Date of Publication	Headline
26 July 2005	Holding(s) in Company
27 July 2005	Results of AGM
4 August 2005	Director shareholding
9 September 2005	Northern Ireland contract
22 September 2005	Director shareholding
28 September 2005	Adoption of International Financial reporting

24 March 2006	Transaction in own shares
27 March 2006	Transaction in own shares
28 March 2006	Transaction in own shares
28 March 2006	Holding(s) in Company
29 March 2006	Transaction in own shares
30 March 2006	Transaction in own shares
9 May 2006	Holding(s) in Company
24 May 2006	Final Results
25 May 2006	Dividend Date
26 May 2006	Directors Shareholding
30 May 2006	Northern Ireland contract
30 May 2006	Transaction in own shares
31 May 2006	Transaction in own shares
1 June 2006	Transaction in own shares
2 June 2006	Transaction in own shares
5 June 2006	Transaction in own shares
6 June 2006	Transaction in own shares
7 June 2006	Transaction in own shares
8 June 2006	Transaction in own shares
9 June 2006	Transaction in own shares
12 June 2006	Transaction in own shares
13 June 2006	Transaction in own shares
14 June 2006	Notification in Major Interest in shares (Zurich)
14 June 2006	Transaction in own shares
15 June 2006	Notification in Major Interest in shares (Barclays Plc)
16 June 2006	Transaction in own shares
19 June 2006	Transaction in own shares
27 June 2006	Director Shareholding

3. Documents filed with the Registrar of Companies

3.1 The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from:

Chris Hill

Assistant Company Secretary

01274 80 4135

END.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	13:19 21-Jul-06
Number	PRNUK-2107

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York	26,552
Barclays Capital Nominees Limited	220,039
Barclays Capital Nominees Limited	195,908
Barclays Capital Nominees Limited	10,000
Barclays Global Investors Canada	25,674
Barclays Trust Co DMC69 C 000000000000000000	1,800
Barclays Trust Co E99 C 000000000000000000	1,400
Barclays Trust Co R69 C 000000000000000000	20,197
BNP Paribas	48,287
Chase Nominee Ltd A/c 16376	182,146
Chase Nominee Ltd A/c 20947	2,213,899
Chase Nominee Ltd A/c 21359	214,177
Chase Nominee Ltd A/c 28270	10.389
Chase Nominee Ltd A/c 28270	118,187
CIBC Mellon Global Securities	37,036

Clydesdale Nominees HGB0125 A/c 00068640801	7,100
Gerrard Nominees Limited A/c 607486	600
Greig Middleton Nominees Limited (GM1)	16,250
Investors Bank and Trust Co.	1,860,033
Investors Bank and Trust Co.	791,584
Investors Bank and Trust Co.	375,284
Investors Bank and Trust Co.	3,381
Investors Bank and Trust Co.	62,604
Investors Bank and Trust Co.	34,423
Investors Bank and Trust Co.	130,695
Investors Bank and Trust Co.	65,073
Investors Bank and Trust Co.	43,575
Investors Bank and Trust Co.	6,031
Investors Bank and Trust Co.	117,537
Investors Bank and Trust Co.	21,392
Investors Bank and Trust Co.	10,762
Investors Bank and Trust Co.	64,505
Investors Bank and Trust Co.	1,917,915
JP Morgan (BGI Custody) A/c 16331	100,921
JP Morgan (BGI Custody) A/c 16338	22,548
JP Morgan (BGI Custody) A/c 16341	203,282
JP Morgan (BGI Custody) A/c 16341	41,271
JP Morgan (BGI Custody) A/c 16342	47,033
JP Morgan (BGI Custody) A/c 16344	12,262
JP Morgan (BGI Custody) A/c 16345	25,100
JP Morgan (BGI Custody) A/c 16400	2,799,509
JP Morgan (BGI Custody) A/c 18409	280,478
JPMorgan Chase Bank	3,883
JPMorgan Chase Bank	3,453
JPMorgan Chase Bank	22,492
JPMorgan Chase Bank	7,518
JPMorgan Chase Bank	12,244

JPMorgan Chase Bank	33,798
JPMorgan Chase Bank	264,914
JPMorgan Chase Bank	200,106
JPMorgan Chase Bank	54,148
JPMorgan Chase Bank	37,453
JPMorgan Chase Bank	40,000
JPMorgan Chase Bank	50,228
JPMorgan Chase Bank	18,581
JPMorgan Chase Bank	10,014
JPMorgan Chase Bank	3,408
JPMorgan Chase Bank	2,844
Mellon Trust - US Custodian /	14,683
Mellon Trust - US Custodian /	84,352
Mellon Trust of New England	49,835
Mitsui Asset	5,812
Northern Trust Bank - BGI SEPA	128,048
Northern Trust Bank - BGI SEPA	27,566
Northern Trust Bank - BGI SEPA	105,837
R C Greig Nominees Limited	89,579
R C Greig Nominees Limited a/c AK1	14,886
R C Greig Nominees Limited a/c BL1	3,715
R C Greig Nominees Limited a/c GP1	4,102
R C Greig Nominees Limited a/c SA1	3,540
State Street Bank & Trust - WI	147,671
State Street Bank & Trust Co	27,245
State Street Boston	192,374
State Street Trust of Canada -	85,293
The Northern Trust Company - U	61,182
Trust & Custody Services Bank	632
Trust & Custody Services Bank	3,577
Zeban Nominees Limited	2,306

5. Number of 6. Percentage of 7. Number of shares 8. Percentage of

shares/amount of stock acquired	issued class	/amount of stock disposed	issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	20 JULY 2006

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
14,204,158	3.95%

14. Any additional information	15. Name of contact and telephone number for queries
	Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Michelle Brayshaw

Date of notification:21July 2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Result of AGM
Released	14:42 25-Jul-06
Number	PRNUK-2507

KeldaGroup

AGM Resolutions

Kelda Group plc announces that resolutions in respect of the following matters were approved at today's annual general meeting.

Resolution 7 - Authority to allot shares

Resolution 8 - Allotment of shares for cash

Resolution 9 - Purchase of ordinary shares

Resolution 7 was passed as an ordinary resolution and resolutions 8 and 9 as special resolutions.

Copies of these resolutions will shortly be available at the UKLA Document Viewing Facility which is situation at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: 020 7676 1000.

All other resolutions which dealt with Ordinary Business, as defined in the Listing Rules were also passed.

Contact:

Philip Hudson

Group Company Secretary

Tel: 01274 80 4110

END

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